SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2010
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: November 5, 2010

List of materials

Documents attached hereto:

i) Press release announcing Towards Growth in the Professional Solutions Business

Sony Corporation
November 5, 2010

Towards Growth in the Professional Solutions Business

At a press meeting held in Tokyo on November 1, 2010, Sony Corporation (“Sony”) stated that its Professional Solutions Business, which provides broadcast- and professional-use products and services, would focus on the following three priority strategic initiatives: (i) contents creation (image production), (ii) digital cinema and (iii) visual security.  Through executing such initiatives, Sony aims to achieve its mid- to long-term target (towards FY2013 to FY2015) for the Professional Solutions Business of at least 500 billion yen in consolidated sales.  Details of each priority strategic initiative are as follows:

●	High picture quality and the reinforcement of system solutions in “Contents Creation”
・	Market introduction of 4K (4096x2160) high resolution camera mounting large-sized image sensors during FY2011, and establishment of total contents creation workflow based on the 4K technology.
・	Enhancement of 3D contents creation solutions by improving the line-up of professional 3D application software, such as the 2D/3D converter.
・	Improving efficiency in the contents creation process and offering a system solution for contents management and distribution.
・	Deployment of mid-sized monitors adopting high luminosity/resolution Organic EL display devices.

●	Development of the “Digital Cinema” market through the 4K SXRD projector, the only one of its kind on the market
・
Promote introduction of high resolution cinema projector, which is the original of Sony, mounting 4K SXRD, an LCD display device with 8.85 million pixels, more than 4 times the resolution of full HD quality. Sony has already achieved 5,000 units of cumulative shipments of such projectors to theaters worldwide.

・
Proactively promote digitalization of movie theaters through a one-stop solution the “Digital Cinema Solution Service,” integrating projectors and servers, theater management systems to control screening, maintenance service by remote monitoring to support operations, and POS system to manage theatrical revenue .

・	Sony’s goal is to achieve a 40% global market share in digital cinema systems through cumulative shipping of 30,000 systems by CY 2013.

●	Enhancement of technologies and competitiveness of “Visual Security” products
・
Pursuit of HD technologies including “View-DR” that dramatically enhances visibility in bright and dark areas, leveraging advantages of CMOS image sensors as well as outstanding product differentiation based on key components developed by Sony.

・	Enhancement of product competitiveness through platform integration and common chassis development with Sony’s semiconductor and consumer business units.
・	Expansion of Sony’s product line-up through development of cost-competitive products, including “XI’s,” a high-end wide-range surveillance system.

In addition to executing the priority strategic initiatives mentioned above, Sony aims to actively develop its Professional Solutions Business in several emerging markets, including Brazil and India.  Sony also plans to expand penetration of “FeliCa,” a contactless IC (Integrated Circuit) technology to the Japanese as well as international markets.

Through these three and other efforts, Sony aims to advance its technologies, enhance its competitiveness and offer attractive products, services and solutions throughout its electronics businesses, inter alia by strengthening its Professional Solutions Business and by collaboration between the professional and consumer businesses as well as with key component and semiconductor businesses such as image sensors.

Cautionary Statement
Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony.  Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions.  From time to time, oral or written forward-looking statements may also be included in other materials released to the public.  These statements are based on management’s assumptions and beliefs in light of the information currently available to it.  Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them.  You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Sony disclaims any such obligation.  Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including LCD televisions and game platforms, which are offered in highly competitive markets characterized by continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences; (iv) Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity; (v) Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions; (vi) Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments; (vii) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the Consumer, Professional & Devices segment); (viii) Sony’s ability to maintain product quality; (ix) the success of Sony’s acquisitions, joint ventures and other strategic investments; (x) Sony’s ability to forecast demands, manage timely procurement and control inventories; (xi) the outcome of pending legal and/or regulatory proceedings; (xii) shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment; and (xiii) the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment.  Risks and uncertainties also include the impact of any future events with material adverse impacts.